

Arnold Golub
Vice President
Office of General Counsel

Electronic Mail Only

February 15, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on February 15, 2018 The Nasdaq Stock Market (the "Exchange") received from DFB
Healthcare Acquisitions Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for
the registration of the following security:

Units, each consisting of one share of Common Stock and one-third of one Warrant

Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Common Stock at
an exercise price of $11.50

We further certify that the security described above has been approved by the Exchange for listing and
registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with
effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,